UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
CDEX INC.

(Name of Issuer)
Class A Common Stock, $.005 par value per share

(Title of Class of Securities)
12507E102

(CUSIP Number)
Stephen McCommon
c/o CDEX INC.
4555 S. Palo Verde Road
Suite 123
Tucson, AZ 85714
(520) 745-5172
With a copy to:
Mary O’Hara, Esq.
Madama Griffitts O’Hara LLP
450 Park Avenue South, 8th Fl
New York, NY 10016
(202) 505-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12507E102

1	NAME OF REPORTING PERSONS Jeffrey K. Brumfield

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)
2	(b)

SEC USE ONLY:

3

SOURCE OF FUNDS (SEE INSTRUCTIONS):

4	PF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

5

CITIZENSHIP OR PLACE OF ORGANIZATION:

6	United States

		SOLE VOTING POWER:

	7	9,113,970 (1)(2)
NUMBER OF
SHARES		SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	8
EACH
REPORTING		SOLE DISPOSITIVE POWER:
PERSON
WITH:	9	9,113,970

		SHARED DISPOSITIVE POWER:

	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11	5,113,970 shares of Class A Common Stock, par value $0.005 per share (“Class A Common Stock”) and 4,000,000 shares of Class A common stock underlying options (1)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

12

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13	9.2%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

14	IN
(1) this represents 5,113,970 shares of Class A common stock and 4,000,000 options exercisable within 60 days of June 8, 2011.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A Common Stock of the CDEX INC. This Schedule 13D is being filed on behalf of Jeffrey K. Brumfield.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to shares of Class A Common Stock of the CDEX INC. (the “Company”). The principal executive offices of the Company are located at 4555 S Palo Verde Rd. #123 Tucson, AZ 85714.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This Schedule 13D is being filed by Jeffrey K. Brumfield.
     (b) The business address for Mr. Brumfield is c/o CDEX INC. 4555 S Palo Verde Rd. #123 Tucson, AZ 85714.
     (c) Mr. Brumfield is the Chief Executive Officer, director, and chairman of the board of directors of the Company.
     (d) Mr. Brumfield has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Brumfield has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Mr. Brumfield is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Mr. Brumfield acquired the listed securities over a number of years using personal funds.  2,500,000 shares of Class A Common Stock of the Company was acquired February 1, 2007 for $250,000 and 2,363,636 shares of Class A Common Stock of the Company was acquired April 30, 2007 from the conversion of a convertible note payable with a principal amount of $180,000.  Additionally, the remaining 250,334 shares were acquired for cash in a number of transactions, between 2003 to 2005, at prices ranging from $0.33 to $0.75 a share.  The options underlying 4,000,000 shares of Class A common stock were granted with Mr. Brumfield’s employment agreement effective January 21, 2011 which can be found as Exhibit 99.1 in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 31, 2011 (the “Form 8-K”), which description is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION
     Mr. Brumfield’s purpose in making these investments is with the intent of holding for the long term with the anticipation of capital growth.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a)
As of the close of business on June 6, 2011, Mr. Brumfield may be deemed to beneficially own 8,113,970 shares of Class A Common Stock, comprised of 5,113,970  shares of Class A Common Stock, par value $0.005 per share and options underlying 4,000,000 shares of Class A Common Stock

(b)	Mr. Brumfield has sole power to vote and dispose of all 8,113,970 shares of Class A Common Stock beneficially held
(c)	Not Applicable
(d)	Not applicable.
(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Other than as described in Items 3,4 and 5 of this Schedule 13 above, which descriptions are incorporated herein to this Item 6, Mr. Brumfield does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
None

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 21, 2011

By:          /s/  Jeff Brumfield
Jeff Brumfield